
November 24, 2023

Matthew R. A. Heiman
Chief Legal & Administrative Officer
Waystar Holding Corp.
1550 Digital Drive, #300
Lehi, UT 84043

>   **Re: Waystar Holding Corp.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed November 15, 2023**
>   **File No. 333-275004**

Dear Matthew R. A. Heiman:

  We have reviewed your amended registration statement and have the following comments.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 3, 2023 letter.

Form S-1 filed November 15, 2023

Management's discussion and analysis of financial conditions and results of operations, page 60

1.   We note your response to our prior comment one and your restored disclosure. Please expand your results of operations discussion for nine months ended December 31, 2023, to discuss and analyze how the acquired solutions with relatively higher cost of revenues impacted the change in total cost of revenue as a percentage of reported revenue. Also, since your recent acquisitions "primarily generate volume-based revenue, with a higher cost of revenue relative to the cost of revenue for other Waystar solutions," disclose if this is a known trend that is reasonably likely to have a favorable or unfavorable impact on your cost of revenues and income from continuing operations. We refer to guidance in Item 303(b)(2)(ii) of Regulation S-K.

2.   Regarding your segments and response to our prior comment one:
     • Tell us what financial information is provided to your company's chief operating

      decision maker (i.e., CODM) and the frequency in which it is provided.
- Tell us the title and describe the role of each of the individuals who reports to your CODM.
- Tell us how often the CODM meets with each of his direct reports, the nature of any financial information the CODM receives or discusses with his direct reports when they meet, and the other participants at those meetings.

Please contact Inessa Kessman at 202-551-3371 or Joseph Cascarano at 202-551-3376 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at 202-551-3297 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: William Brentani, Esq.